Exhibit 99.1

RADCOM Reports Second Quarter 2018 Financial Results

- Q2 Revenues up 19% Year-Over-Year to $10.6 million

- Cash, cash equivalents and short-term bank deposit of $71.4 million and No Debt

TEL AVIV, Israel, Aug. 7, 2018 /PRNewswire/ -- RADCOM Ltd. (NASDAQ: RDCM), today reported its financial results for the second quarter ended June 30, 2018.

“Our solid second quarter results highlight the strength of our continued focus on top-tier network transformations and the ongoing demand for our NFV solutions as operators prepare their 5G-ready clouds,” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “The Company is focused on supporting top-tier carriers as they accelerate their network virtualization transformations to prepare for 5G rollouts. Based on our current outlook, we are reiterating our 2018 revenue guidance of $43-$47 million.”

Second Quarter 2018 Financial Highlights:

●	Revenues: Total revenues for the second quarter were $10.6 million, up 19% compared to $8.9 million in the second quarter of 2017.
●	Net Income/(Loss): GAAP net income for the period was $0.8 million, or $0.05 per diluted share, compared to GAAP net loss of $(0.2) million, or a loss of $(0.02) per diluted share for the second quarter of 2017.
●	Non-GAAP Net Income: Non-GAAP net income for the period was $1.4 million, or $0.10 per diluted share, compared to non-GAAP net income of $0.4 million, or $0.03 per diluted share for the second quarter of 2017.
●	GAAP and non-GAAP results for the second quarter of 2018 included $754,000, or $0.05 per diluted share, related to grants from the Israel Innovation Authority, compared to $312,000, or $0.03 per diluted share, in the second quarter of 2017.
●	Balance sheet: As of June 30, 2018, the Company had cash, cash equivalents and short-term bank deposit of $71.4 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Time (15:00 Israel Time) to discuss the results and to answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-229-7198

From other locations: +972-3-918-0687

For those unable to listen to the call at the time, a replay will be available from August 8, 2018, on RADCOM’s website.

About RADCOM

RADCOM (NASDAQ: RDCM) is the leading expert in cloud-native Network Intelligence for telecom operators transitioning to SDN/NFV. Providing a critical first step in an operator’s NFV transformation, RADCOM’s Network Intelligence delivers end-to-end network visibility from virtual tapping point to network insights. Comprised of RADCOM Service Assurance, RADCOM Network Visibility and RADCOM Network Insights, RADCOM’s Network Intelligence portfolio provides operators with complete visibility across their virtual and hybrid networks. RADCOM Network Intelligence is automated, cost-efficient, and provides on-demand functionality that is specifically designed for the needs of telecom operators. RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its revenue guidance for 2018, and expected demand for the Company’s NFV solutions, the trend of preparing for 5G-ready cloud and the future success of the Company’s approach and its differentiation from competitors and the Company’s pipeline, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

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RADCOM Ltd.

Consolidated Statement of Operations

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$10,639	$8,917	$21,542	$16,957
Cost of revenues	2,877	2,643	5,767	4,665
Gross profit	7,762	6,274	15,775	12,292
Research and development, gross	3,752	2,739	7,496	5,227
Less - royalty-bearing participation	754	312	754	312
Research and development, net	2,998	2,427	6,742	4,915
Sales and marketing, net	3,084	2,989	6,324	5,886
General and administrative	992	1,098	1,990	2,158
Total operating expenses	7,074	6,514	15,056	12,959
Operating income (loss)	688	(240)	719	(667)
Financial income, net	71	41	373	150
Income (loss) before taxes on income	759	(199)	1,092	(517)
Taxes on income	(2)	(5)	(13)	(23)

Net income (loss)	$757	$(204)	$1,079	$(540)
Basic net income (loss) per ordinary share	$0.06	$(0.02)	$0.08	$(0.05)
Diluted net income (loss) per ordinary share	$0.05	$(0.02)	$0.08	$(0.05)

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	13,600,323	11,695,750	13,549,494	11,673,240

Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	13,849,488	11,695,750	13,817,995	11,673,240

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RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
GAAP gross profit	7,762	6,274	15,775	12,292
Stock-based compensation	37	20	77	67
Non-GAAP gross profit	7,799	6,294	15,852	12,359

GAAP research and development, net	2,998	2,427	6,742	4,915
Stock-based compensation	203	133	411	242
Non-GAAP research and development, net	2,795	2,294	6,331	4,673

GAAP sales and marketing, net	3,084	2,989	6,324	5,886
Stock-based compensation	233	144	462	272
Non-GAAP sales and marketing, net	2,851	2,845	5,862	5,614

GAAP general and administrative	992	1,098	1,990	2,158
Stock-based compensation	193	323	392	659
Non-GAAP general and administrative	799	775	1,598	1,499

GAAP total operating expenses	7,074	6,514	15,056	12,959
Stock-based compensation	629	600	1,265	1,173
Non-GAAP total operating expenses	6,445	5,914	13,791	11,786

GAAP operating income (loss)	688	(240)	719	(667)
Stock-based compensation	666	620	1,342	1,240
Non-GAAP operating income	1,354	380	2,061	573

GAAP income (loss) before taxes on income	759	(199)	1,092	(517)
Stock-based compensation	666	620	1,342	1,240
Non-GAAP income before taxes on income	1,425	421	2,434	723

GAAP net income (loss)	757	(204)	1,079	(540)
Stock-based compensation	666	620	1,342	1,240
Non-GAAP net income	1,423	416	2,421	700

GAAP net income (loss) per diluted share	0.05	(0.02)	0.08	(0.05)
Stock-based compensation	0.05	0.05	0.10	0.11
Non-GAAP net income per diluted share	0.10	0.03	0.18	0.06

Weighted average number of shares used to compute diluted net income per share	13,849,488	12,032,429	13,817,995	11,992,539

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RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	June 30,	December 31,
	2018	2017
	(unaudited)
Current Assets
Cash and cash equivalents	$31,438	$22,575
Restricted bank deposit	-	36
Short-term bank deposit	40,000	40,000
Trade receivables, net	14,393	20,266
Inventories	119	1,199
Other receivables	2,635	2,685
Total Current Assets	88,585	86,761
Severance pay fund	3,009	3,052
Other long-term receivables	312	172
Property and equipment, net	1,917	1,924

Total Assets	$93,823	$91,909

Liabilities and Shareholders’ Equity
Current Liabilities
Trade payables	$1,879	$1,828
Deferred revenues	1,021	2,601
Employee and payroll accruals	4,052	4,062
Other payables and accrued expenses	2,275	3,428
Total Current Liabilities	9,227	11,919

Long-Term Liabilities
Deferred revenues	100	21
Accrued severance pay	3,513	3,573
Total Long-Term Liabilities	3,613	3,594

Total Liabilities	$12,840	$15,513

Shareholders’ Equity
Share capital	$640	$628
Additional paid-in capital	134,734	131,491
Accumulated other comprehensive loss	(2,604)	(2,520)
Accumulated deficit	(51,787)	(53,203)

Total Shareholders’ Equity	80,983	76,396
Total Liabilities and Shareholders’ Equity	$93,823	$91,909

For all investor enquiries, please contact:

Ran Vered
CFO
+972-77-774-5011
ranv@radcom.com

For all media enquiries, please contact:

Mark Rolston
Marketing Manager
+972-77-774-5036
markr@radcom.com

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